Sun Life Financial Acquires U.S. Group Benefits Business
Premier Franchise Propels Company into Top Ten Position and
Accelerates Growth Strategy
TORONTO (January 11, 2007) — Sun Life Financial Inc. (“Sun Life”) today announced it has reached an agreement to purchase the U.S. group benefits business of Genworth Financial, Inc. for US$650 million. The acquisition adds significant scale and scope to Sun Life’s U.S. group business and is expected to be immediately accretive to earnings per share and return on equity.
Genworth’s group operations, which primarily offer group life, disability, stop-loss and dental insurance, strengthen and complement Sun Life’s existing product offerings in the U.S. The acquisition significantly enhances Sun Life’s market share across its U.S. group lines of business and positions the Company as the second largest U.S. medical stop-loss provider. In addition, Genworth’s extensive distribution network and focus on the small-case employer market will help accelerate Sun Life’s group insurance growth strategy in the U.S.
“The group business is one of Sun Life’s core competencies and the addition of this high-quality franchise with its talented team further strengthens our competitive position in the United States,” said Donald A. Stewart, Chief Executive Officer, Sun Life Financial. “This acquisition solidifies Sun Life’s top ten position in the U.S. group business and demonstrates our continued delivery on key shareholder commitments.”
As one of North America’s largest group insurers, the combined operation is positioned to leverage Sun Life’s international platform and technology to sustain long-term growth with excellent customer service and product innovation.
Bob Salipante, President, Sun Life Financial U.S., added, “The combined talent of our organizations significantly extends Sun Life’s distribution reach, depth and expertise in the U.S. group marketplace. Together, our experience and our cultural fit will help us complete an efficient integration, while ensuring our focus remains on our customers who will benefit from the complementary capabilities, products and best practices of both organizations.”
The transaction will be financed with existing capital. It is expected to close in the second quarter of 2007 and is subject to the approval of regulatory authorities in the United States and the Office of the Superintendent of Financial Institutions in Canada.
About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the

United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of September 30, 2006, the Sun Life Financial group of companies had total assets under management in excess of CDN$400 billion.
Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.
Forward-Looking Statements
Some of the statements in this press release, including those relating to the Company’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of the Company. These statements are not historical facts but instead represent only the Company’s expectations, estimates and projections regarding future events. The Company does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, except as required by law.
Analysts’ Conference Call
This announcement will be reviewed at a conference call on January 11, 2007 between 11 a.m. and 12 p.m. ET. Please call 10 minutes prior to the scheduled start time as follows:
Local (Toronto): 416-644-3414
Toll-free (North America): 800-731-6941
To listen to the call via live audio webcast and to view the presentation slides, please visit our website www.sunlife.com. A link to our webcast page, where you can access the webcast will be provided, along with links to related information. The webcast and presentation will be archived on our website following the event.

Media Relations Contact:
Susan Jantzi
Senior Manager
External Communications & Corporate Affairs
Tel: 519-498-9414
susan.jantzi@sunlife.com

Investor Relations Contact:
Kevin Strain
Vice-President
Investor Relations
Tel: 416-204-8163
investor.relations@sunlife.com